UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2018
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 16, 2018, entitled "Equinor ASA: Statoil ASA changes name to Equinor ASA".

Equinor ASA: Statoil ASA changes name to Equinor ASA

Equinor ASA (OSE: EQNR, NYSE: STO), the new name of Statoil ASA, was approved by the annual general meeting yesterday, 15 May 2018, and the new name has now been registered in the Norwegian register of business enterprises (Foretaksregisteret). The company's shares will from 16 May 2018 (inclusive) be quoted on Oslo Børs with the new name and the new ticker EQNR.

Implementation date for the new ticker EQNR for the company's American Depository Receipts (ADRs) on New York Stock Exchange is expected to be 17 May 2018 at the earliest.

ISIN number is unchanged. See also stock market announcement dated 15 May 2018 regarding the protocol from the company's annual general meeting on 15 May 2018.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 16, 2018	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer